EXHIBIT 99.1

News Release dated October 15, 2019, Suncor Energy increases its participation in Enerkem, strengthening their existing relationship

News Release

For immediate distribution

Suncor Energy increases its participation in Enerkem, strengthening their existing relationship

All financial figures are in Canadian dollars.

MONTREAL and CALGARY (October 15, 2019) — Enerkem Inc., a world-leading waste-to-biofuels and chemicals producer, today announced the closing of a $50 million equity investment from Suncor. As Canada’s leading integrated energy company, Suncor first participated in the ownership of Enerkem in April 2019 as part of a $76.3 million equity financing alongside Enerkem’s existing shareholders. With this new investment, Suncor becomes a significant, strategic shareholder of Enerkem.

In addition to its equity interest, Suncor also provides technical resources to support the operations of the Enerkem Alberta Biofuels (EAB) plant located in Edmonton, Alta. EAB is the first commercial-scale plant in the world to turn non-recyclable, non-compostable mixed municipal solid waste into cellulosic ethanol, a popular biofuel.

“Through this additional investment, the confidence Suncor is showing us sends a clear signal that they strongly support and believe in the Enerkem technology, confirming our leadership in the advanced biofuels market,” said Dominique Boies, chief executive officer and chief financial officer, Enerkem. “We are pleased to partner with a leading Canadian player in the energy industry and to benefit not only from their financial support but also from their profound operational, technical and engineering expertise.”

“This investment complements Suncor’s existing biofuels business, demonstrates our commitment to deliver low-carbon fuels to Canadian drivers and is another tangible example of the work we’re doing to help lower emissions and transform the energy system,” said Mark Little, president and chief executive officer, Suncor. “Together with other investments in clean technology, our relationship with Enerkem helps position Suncor to be a leader in the developing low-carbon economy.”

About Enerkem

Enerkem produces advanced biofuels and renewable chemicals from waste. Its disruptive proprietary technology converts non-recyclable, non-compostable municipal solid waste into methanol, ethanol and other widely-used chemicals. Headquartered in Montreal (QC), Canada, Enerkem operates a full-scale commercial facility in Alberta as well as an innovation centre in Quebec. Enerkem’s facilities are built as prefabricated systems based on the company’s modular manufacturing infrastructure that can be deployed globally. Enerkem’s technology is a prime example of how a true circular economy can be achieved by diversifying the energy mix and by making everyday products greener while offering a smart, sustainable alternative to landfilling and incineration.

www.enerkem.com

About Suncor

Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. We are strategically focused on developing one of the world’s largest petroleum resource basins — Canada’s Athabasca oil sands. In addition, we explore for, acquire, develop, produce and market crude oil in Canada and internationally; we transport and refine crude oil, and we market petroleum and petrochemical products primarily in Canada. We also operate a renewable energy business and conduct energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products, and power. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor or together.suncor.com

Enerkem media inquiries

+1 514-375-7800

communications@enerkem.com

Suncor media inquiries

+1 833-296-4570

media@suncor.com

Suncor investor inquiries

+1 800-558-9071

invest@suncor.com